               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                           GUARANTEED DEATH BENEFIT RIDER

This rider is a part of the policy to which it is attached if it is listed in the specifications page. The rider is issued in consideration of the payment of the premium. The amount of the premium for this rider is shown in the specifications page.

While this rider is in effect, the policy will not lapse if the following tests are met:

1. Within 48 months following the date of issue of the policy and the date of issue of any increase in the face amount, the sum of the premiums paid less any debt, partial withdrawals and withdrawal charges must be greater than the minimum monthly factor (if any) multiplied by the number of months which have elapsed since that date; and

2. On each policy anniversary, (a) must exceed (b) where, since the date this policy was issued:

     (a) is the sum of your premiums less any partial withdrawals, partial withdrawal charges and debt which is classified as a preferred loan; and

     (b) is the sum of the minimum guaranteed death benefit premiums. The minimum guaranteed death benefit premium amount is shown on the specifications page or on a new specifications page in the event of a policy change. The minimum guaranteed death benefit premium will be prorated in any year in which there is a policy change.

If the policy value is less than the surrender charge on a monthly payment date, the monthly deduction will be made from the policy value. If the policy value is less than the monthly deduction, the entire policy value will be applied to the monthly deduction.

If this rider is in effect on the final premium payment date, a death benefit will be provided while this rider remains in force. The death benefit will be the face amount as of the final premium payment date or the policy value as of the date due proof of death is received by the Company, whichever is greater. Monthly insurance charges will not be deducted after the final premium payment date if the policy qualifies for the Guaranteed Death Benefit.

The Guaranteed Death Benefit will end and may not be reinstated on the first to occur of the following:

     1.  Foreclosure of a policy loan; or

     2. The date on which the sum of your payments does not meet or exceed the applicable Guaranteed Death Benefit test; or

     3.  Any policy change that results in a negative guideline level premium;
         or

     4. The effective date of a change from Sum Insured Option 2 to Sum Insured Option 1 if such change occurs within 5 policy years of the final premium payment date; or

     5. A request for a partial withdrawal or preferred loan is made after the final premium payment date.

FORM 1091-97

It is possible that the policy value will not be sufficient to keep the policy in force on the first monthly payment date following the date this rider terminates. The net amount payable to keep the policy in force will never exceed the surrender charge plus three monthly deductions.

IN WITNESS WHEREOF, the Company has, by its President and Secretary, executed this rider at Worcester, Massachusetts on the date of issue of this rider.







     /s/Richard M. Reilly                    /a/Abigail M. Armstrong

          President                          Secretary